July 5, 2005

      Mail Stop 4561



Norwood H. Davis, III
President and Chief Executive Officer
TRX, Inc.
6 West Druid Hills Drive
Atlanta, Georgia 30329

Re:	TRX, Inc.
      Amendment No. 1 to Form S-1
      Filed June 17, 2005
      File No. 333-124741

Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.








General
1. We note your response to comment 4. In a number of instances the support you provide in Attachment 4 is insufficient given that it is based on unsupported factual assertions. Please provide independent third-party support for all factual assertions that you make regarding industry data or competitive conditions. We note, for example, but without limitation that you state in Attachment 4:
* "Based on an industry average ticket price of $500, American Express, the world`s largest travel agency, likely produced no more than 30 million PNR`s." Please provide support for your use of an average ticket price of $500.
* "[You] can make these lower costs per transaction available to clients who do not have the same scale as [you]." Please provide supporting documentation that your costs per transaction are lower than those of clients that do not have the same scale as you.
2. We note your response to comment 5. Please tell us the source of the supporting documentation on page 5.2 of Attachment 5. Also, you state in Attachment 5 that the term leading refers to "the number of unique Passenger Name Records, or PNR`s, processed by TRX as compared to travel agencies or airlines." However, the support that you provide is based on tickets sold or issued not on the number of PNR`s. Please advise or provide additional support that shows the number of PNR`s processed by travel agencies and airlines. Finally, please revise your prospectus to state the measure by which you are a leading provider.
3. We note your response to comment 6. We do not agree that the terms "aggregating transaction volume" and "process reengineering" are generally understood. Please revise to briefly explain the meaning of these terms.
4. We note your response to comment 7. We have the following comments regarding your respective responses in Attachment 7:
* In all instances that you site the Travel Weekly report, please ensure that you note that the report is based on 2003 figures.
* Statement 4- You state that "RESX distributors include many of the top travel management companies worldwide, representing over $37.0 billion in annual airline sales, as tracked by Travel Weekly." Based on the Travel Weekly report that you provided, it is not clear that the revenues discussed in that report are only based on airline sales. Please provide supporting documentation that demonstrates the revenues were derived strictly from airline sales.
* Statement 10- You state that "[t]otal annual air, lodging, car, cruise, and vacation package bookings are expected to exceed $400 billion in 2006, according to PhoCusWright." We note that this statement is not supported by the portion of the report that you highlighted. Please supplementally provide us with the report that you cited, highlighted to note the sections upon which you rely.
* Statements 14 and 17- Please note that statements 14 and 17 are citing the same support, yet, the dollar amounts do not agree. Please advise or revise as necessary.

Risk Factors, page 8
5. We note your response to Comment 31. Please add a risk factor addressing the fact that your growth may be limited by the restriction you are subject to under your credit facility, or tell us why you believe this is not a material risk to your company.

Selected Consolidated Financial Data, page 24
6. We note your response to our previous comment 19. If your credit facility is not the primary reason for disclosing Adjusted EBITDA, please remove the reference to the credit facility in your explanation of Adjusted EBITDA.

7. We note your response to our previous comment 20. Please tell us whether you plan on offering a new Stock Incentive Plan to your employees once the 2000 plan`s remaining options are issued.

8. Please refer to the last paragraph on page 61. Tell us whether the estimated $70,000 to be recorded in 2005 includes the options that will be issued to Mr. Davis once the offering is complete.

9. We have read and considered your response to comment 20 relating to the elimination of restructuring charges in your presentation of
Adjusted EBITDA. You indicate that the restructuring is expected to take place over several financial periods and therefore you may incur restructuring expenses over two or more financial periods. Given these facts and circumstances, please explain to us why you believe that it is probable that the financial impact of these charges will disappear or become immaterial within a near-term finite period. Refer to Question eight of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Managements Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 27
10. We note that U.S. Airways Group is listed as one of your top
14
clients and that your contract with U.S. Airways terminated in October 2004. Please revise to discuss whether you expect the loss of this major customer to have a material impact on your revenues in
2005.


Costs, page 28

11. In the fourth full paragraph, you state that during 2005 you "expect to reduce [your] technology expense by replacing contract labor resources with permanent resources in the U.S. and India." Please revise to note what you mean by "permanent resources." If that means you will be hiring new employees, revise to disclose the number of employees you have hired to date and the total number of employees you plan to hire. Also, provide a more detailed description of how this change will result in reduced expenses.

Acquisitions, page 29
12. We note your response to prior comment 24. It appears that Hogg
Robinson may be a related party, based on the stock ownership of Hogg
Robinson Holdings B.V. Please tell us how you concluded that the acquisition was negotiated at arm`s length in light of Hogg Robinson
Holdings` stock ownership. Revise the disclosure as appropriate to reflect the related party nature of this acquisition.

Business, page 40

Company Overview, page 40
13. We note your response to comment 37. You state in your response letter, dated June 17 2005, that "we generate revenue from the United
States, United Kingdom and Germany." However, on page 48 you state that you "currently provide support for Expedia in five countries:
U.S., Canada, Germany, Italy, and the United Kingdom." Please reconcile these two statements.

Our Growth Strategy, page 46
14. We reissue comment 40. Please revise this section to discuss any specific opportunities abroad you are currently pursuing.

Clients and Partners, page 47
15. We note your response to prior comments 42 and 43. Please identify each client that accounted for more than 10% of your revenues in the last fiscal year and quantify the amount of revenue attributed to each of those clients. Refer to Item 101(c)(vii) of Regulation S-K. Also, please tell us the amount of revenues attributed to each of the 14 clients listed on page 47.





Certain Relationships and Related Party Transactions, page 64
16. We note the revised disclosure, which states that you amended three promissory notes "on an arm`s-length basis." Please tell us how you concluded that these amendments were done on an arm`s length basis, considering that these notes are agreements with related parties. Similarly, address the agreements with Hogg Robinson referenced at the top of page 65. Please revise the disclosure as appropriate to clarify the meaning of this statement.

Warrants, page 71
17. We note your response to comment 58. Please revise your disclosure in this section to note that the warrants are subject to repurchase by you. Also, please revise to note the conditions under which you can repurchase the warrants, such as when the repurchase can take place and if there are any restrictions on the repurchase.

Financial Statements

Note 5 Convertible Notes, page F-16

18. We note your response to comment 58. Please revise this note to disclose the major repurchase terms of the warrant agreement and clarify whether the repurchase is solely within your control.

Exhibit Index, page III-3
19. The exhibit index indicates that you have requested confidential treatment with respect to portions of some of the exhibits. We will provide our comments on your application for confidential treatment by separate letter. Please note that we will not be in a position to declare this registration statement effective until we have resolved any comments on the confidential treatment request.

Exhibit 5 -  Legal Opinion
20. Please revise the third paragraph on page 1 to eliminate the limitation on reliance on the opinion. Investors must be able to rely on the legal opinion.
21. Please revise the opinion language so that it also covers shares being offered and sold by the selling stockholders.





Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Flinn, Accountant, at (202) 551-3469 or
Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:	Jeffrey K. Haidet, Esq. (via facsimile)


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Norwood H. Davis, III
TRX, Inc.
July 5, 2005
Page 1